UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Education Management Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
28140M-10-3
(CUSIP Number)
Jason Ment
General Counsel
StepStone Group LLC
410 Park Avenue, Suite 1710
New York, New York 10022
Telephone: (212) 750-0330
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28140M-10-3

1.	NAMES OF REPORTING PERSONS 2006 Co-Investment Portfolio, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		556,126

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		556,126

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	556,126

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	28140M-10-3

1.	NAMES OF REPORTING PERSONS StepStone Capital Partners II Onshore, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		282,018

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		282,018

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	282,018

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	28140M-10-3

1.	NAMES OF REPORTING PERSONS StepStone Capital Partners II Cayman Holdings, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		353,378

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		353,378

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	353,378

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	28140M-10-3

1.	NAMES OF REPORTING PERSONS StepStone Co-Investment Funds GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,191,522

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		1,191,522

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,191,522

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; OO (Investment Manager)

CUSIP No.	28140M-10-3

1.	NAMES OF REPORTING PERSONS StepStone Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,191,522

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		1,191,522

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,191,522

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; IA

Item 1. Security and Issuer
This Schedule 13D (the “Schedule 13D”) relates to shares of common stock (the “Common Shares”) of Education Management Corporation, a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 210 Sixth Avenue, 33rd Floor, Pittsburgh, PA 15222.
Item 2. Identity and Background
(a), (b), (c): This Schedule 13D (the “Schedule 13D”) relates to shares of Common Stock of Education Management Corporation (the “Issuer”). The Schedule 13D is being filed by the following persons: 2006 Co-Investment Portfolio, L.P. (formerly known as Citigroup Capital Partners II 2006 Citigroup Investment, L.P.) (“StepStone Investment”), StepStone Capital Partners II Onshore, L.P. (formerly known as Citigroup Capital Partners II Onshore, L.P.) (“StepStone Onshore”), StepStone Capital Partners II Cayman Holdings, L.P. (formerly known as Citigroup Capital Partners II Cayman Holdings, L.P.) (“StepStone Cayman”, and together with StepStone Investment and StepStone Onshore, the “StepStone Funds”), StepStone Co-Investment Funds GP, LLC (“StepStone Co-Investment”) and StepStone Group LLC (together with the StepStone Funds and StepStone Co-Investment, the “StepStone Entities”).
StepStone Investment and StepStone Onshore are each Delaware limited partnerships. StepStone Cayman is a Cayman Islands partnership. StepStone Co-Investment is a Delaware limited liability company and a general partner of each of the StepStone Funds. StepStone Group LLC is a Delaware limited liability company, a general partner of StepStone Co-Investment and an investment advisor to each of the StepStone Funds. Each of StepStone Investment, StepStone Onshore, StepStone Cayman and StepStone Co-Investment (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets. StepStone Group LLC is an investment advisor. The principal address of each of the StepStone Entities is 410 Park Avenue, Suite 1710, New York, New York 10022. Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, executive officers and managers of StepStone Group LLC and each controlling person thereof (collectively, the “StepStone Covered Persons”), and the business address and present principal occupation or employment and citizenship of each of the StepStone Covered Persons.
(d), (e): During the past five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Prior to the Issuer’s initial public filing, the StepStone Funds acquired the 1,191,522 Common Shares (the “StepStone Shares”) to which this Schedule 13D relates. On February 16, 2010, Citigroup Inc. (“Citigroup”) filed a Schedule 13G with respect to the StepStone Shares on behalf of itself, the StepStone Funds and certain of its affiliates. On September 30, 2010, the StepStone entities and certain affiliates of Citigroup entered into a series of transactions (the “Transactions”), which resulted in:
•	Citigroup Capital Partners II 2006 Citigroup Investment, L.P. changing its name to 2006 Co-Investment Portfolio, L.P.;

•	Citigroup Capital Partners II Onshore, L.P. changing its name to StepStone Capital Partners II Onshore, L.P.;

•	Citigroup Capital Partners II Cayman Holdings, L.P. changing its named to StepStone Capital Partners II Cayman Holdings, L.P.;

•	Citigroup Private Equity LP, an affiliate of Citigroup, transferring its general partnerships interests in each of the StepStone Funds to StepStone Co-Investment; and

•	Citigroup Alternative Investments LLC, an affiliate of Citigroup, being replaced by StepStone Group LLC as investment manager of each of the StepStone Funds.
Neither StepStone Co-Investment nor StepStone Group LLC is an affiliate of Citigroup. None of the StepStone Funds changed its holdings of securities of the Issuer in connection with these transactions. As a result of these transactions, StepStone Co-Investment and StepStone Group LLC are filing this Schedule 13D because they may be deemed the beneficial owner of the StepStone Shares.
Item 4 Purpose of Transaction
The purpose of the Transactions was to replace the Citigroup affiliates as investment manager of the StepStone Funds.
Item 5. Interest in Securities of the Issuer
(a), (b) StepStone Co-Investment, as general partner of each of the StepStone Funds, and StepStone Group LLC, as general partner of StepStone Co-Investment and as investment advisor to each of the StepStone Funds, may be deemed to beneficially own the Common Shares held by each StepStone Fund.
2006 Co-Investment Portfolio, L.P. has the shared power to vote, direct the voting of, dispose of and direct the disposition of 556,126 Common Shares, representing approximately 0.4% of the outstanding Common Shares.
StepStone Onshore has the shared power to vote, direct the voting of, dispose of and direct the disposition of 282,018 Common Shares, representing approximately 0.2% of the outstanding Common Shares.
StepStone Cayman has the shared power to vote, direct the voting of, dispose of and direct the disposition of 353,378 Common Shares, representing approximately 0.2% of the outstanding Common Shares.
StepStone Co-Investment and StepStone Group LLC each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,191,522 Common Shares, representing approximately 0.8% of the outstanding Common Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Each of the StepStone Funds is a party to a Shareholders Agreement, dated as of October 7, 2009, by and among Education Management Corporation (the “Company”), the StepStone Funds, funds associated with Citigroup, funds associated with The Goldman Sachs Group, Inc., funds associated with Providence Equity Partners, funds associated with Leeds Equity Partners, funds associated with AlpInvest Partners N.V. and funds associated with Fisher Lynch Co-Investment Partnership, L.P., Ontario Teachers’ Pension Plan Board and General Electric Pension Trust (the “Shareholders Agreement” and all such shareholders, collectively, the “Shareholder Agreement Parties”).
The Shareholders Agreement provides that certain of the funds associated with Providence Equity Partners and certain of the funds associated with The Goldman Sachs Group, Inc. will each have the right to designate up to two of the Company’s directors and certain of the funds associated with Leeds Equity Partners will have the right to designate one of the Company’s directors. Subject to certain exceptions, the

Shareholders Agreement requires all Shareholder Agreement Parties to vote their Common Shares for directors that are designated in accordance with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains certain provisions regarding transfer restrictions, drag-along rights and tag-along rights with respect to the shares of Common Stock owned by the Shareholder Agreement Parties.
The aggregate number of shares of Common Stock beneficially owned collectively by the GS Investing Entities, funds associated with Providence Equity Partners and funds associated with Leeds Equity Partners (collectively, the “Significant Holders”), based on available information, is 105,018,466, which represents approximately 73.5% of the outstanding Common Shares and the aggregate number of Common Shares beneficially owned collectively by the Significant Holders and other parties to the Shareholders Agreement, based on available information, is 117,792,522, which represents approximately 82.4% of the outstanding Common Shares.
The share ownership reported for the StepStone Entities does not include any Common Shares owned by the other Shareholder Agreement Parties, except to the extent disclosed in this Schedule 13D. Each of the StepStone Entities disclaims beneficial ownership of any Common Shares owned by the other Shareholder Agreement Parties, except to the extent disclosed in this Schedule 13D.
Item 7. Material to Be Filed as Exhibits
The Shareholders Agreement is incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Issuer on November 10, 2009.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 4, 2010

2006 CO-INVESTMENT PORTFOLIO, L.P.
By:	STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
By:	STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
By:	STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE CO-INVESTMENT FUNDS GP, LLC
By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE GROUP LLC
By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

ANNEX A
MANAGERS AND EXECUTIVE OFFICERS OF
STEPSTONE CO-INVESTMENT FUNDS GP, LLC
     The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Co-Investment Funds GP, LLC.

			Principal Place
Name	Principal Occupation or Employment	Citizenship	of Business
Monte Brem	Chief Executive Officer	United States	(1)
Tom Keck	Chief Investment Officer	United States	(2)
Jose Fernandez	Managing Director	United States	(2)
Jay Rose	Managing Director	United States	(2)
Jim Gamett	Managing Director	United States	(2)
Darren Friedman	Managing Director	United States	(3)
Blair Jacobson	Managing Director	United States	(4)
Johnny Randel	Chief Financial Officer, Chief Operating Officer	United States	(2)
Jason Ment	General Counsel, Chief Compliance Officer	United States	(3)
Karen Posner	Controller	United States	(3)
Monica McGuire	Compliance Officer	United States	(3)
Rebecca Ajavananda	Director, Investor Relations	United States	(3)
Phil Neidoff	Director, Business Development and Client Relations	United States	(3)

(1)	Beijing Kerry Centre, North Tower, 20th Floor, Suite F, 1 Guang Hua Road, Chao Yang District, Beijing, China 100020.

(2)	4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.

(3)	410 Park Avenue, Suite 1710, New York, NY 10022.

(4)	c/o Citibank International plc, 33 Cavendish Square, 8th Floor, London W1A 2SY, United Kingdom.
MANAGERS AND EXECUTIVE OFFICERS OF
STEPSTONE GROUP LLC
     The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Group LLC.

			Principal Place
Name	Principal Occupation or Employment	Citizenship	of Business
Monte Brem	Chief Executive Officer	United States	(1)
Tom Keck	Chief Investment Officer	United States	(2)
Jose Fernandez	Managing Director	United States	(2)
Jay Rose	Managing Director	United States	(2)
Jim Gamett	Managing Director	United States	(2)
Johnny Randel	Chief Financial Officer, Chief Operating Officer	United States	(2)
Jason Ment	General Counsel, Chief Compliance Officer	United States	(3)

(1)	Beijing Kerry Centre, North Tower, 20th Floor, Suite F, 1 Guang Hua Road, Chao Yang District, Beijing, China 100020.

(2)	4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.

(3)	410 Park Avenue, Suite 1710, New York, NY 10022.